SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNISYS CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNISYS CORPORATION

801 Lakeview Dr., Suite 100

Blue Bell, Pennsylvania 19422

REQUIRED INFORMATION

Unisys Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Unisys Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Unisys Corporation Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Unisys Corporation Savings Plan financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31. 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 26, 2015

UNISYS CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

(In thousands)

	2014	2013
Investments (at fair value):
Investment in Master Trust	$1,562,762	$1,593,832

Employer contributions receivable	595	682
Notes Receivable from Participants	8,557	7,795

Net assets available for benefits before adjustment to contract value	1,571,914	1,602,309

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,549)	(2,290)

Net assets available for benefits	$1,570,365	$1,600,019

See accompanying notes to financial statements.

2

UNISYS CORPORATION SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

(In thousands)

	2014	2013
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$416	$395
Net investment income from Master Trust	84,720	237,796

Total investment income	85,136	238,191
Contributions:
Employee	43,170	44,063
Employer - Cash	11,133	11,765

	54,303	55,828
Other:
Revenue credit	1,330	3,061

Total additions	140,769	297,080

Deductions from net assets attributed to:
Benefits paid to participants	170,399	174,597
Administrative and other expenses	24	36

Total deductions	170,423	174,633

Net (decrease) increase	(29,654)	122,447

Net assets available for benefits:
Beginning of year	1,600,019	1,477,572

End of year	$1,570,365	$1,600,019

See accompanying notes to financial statements.

3

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Plan Description

The Unisys Corporation Savings Plan (the Plan) is a defined contribution plan that covers nonbargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants should refer to the Plan document, the summary Plan description and subsequent summaries of material modifications, and their respective bargaining unit agreement, if applicable, for complete information.

On December 31, 2012, the Unisys Savings Plan for Puerto Rico Employees (the Unisys Puerto Rico Savings Plan) was established. Account balances of participants in the Unisys Puerto Rico Savings Plan were transferred out of the Plan into the Unisys Puerto Rico Savings Plan. Effective that date, the Plan was amended to exclude participation of employees in the Unisys Puerto Rico Savings Plan. A master trust (the Master Trust) was created on December 31, 2012, which holds all the investments under the Plan (and investments under the Unisys Puerto Rico Savings Plan).

(a)	Contributions

Each Plan year, participants may contribute up to 30% or 18% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a nonhighly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make pretax catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Effective January 1, 2011, the Company matching contribution was equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis and was made in the form of Company Common Stock (subject to Code limits). The Plan also allows for rollover contributions from eligible rollover plans as defined in the Code. On or after May 3, 2012, the Company matching contributions may be made in the form of Company Common Stock or cash, at the discretion of the Company. In 2014 the matching contributions were paid in cash.

(b)	Investment Options

Participants may elect to have their current contributions and existing account balances invested in certain investment options offered by the Plan. Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

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UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(d)	Vesting

Plan participants who were actively employed on January 1, 2000 or later are immediately vested in their account balances at all times.

(e)	Notes Receivable from Participants

Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee’s accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Administrator. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions. Notes Receivable outstanding at December 31, 2014 bear interest ranging from 4.25% to 10.5% per annum. As of December 31, 2014, note maturity dates ranged from January 2015 to November 2029.

(f)	Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of his or her account, or in installments over one to twenty years, continue to hold his or her vested balance in the Plan (if it exceeds $1,000), or elect to roll over his or her balance into an eligible retirement plan as defined in the Code, including another qualified plan the terms of which permit the acceptance of rollover distributions. Participants may not elect to receive distributions in the form of an annuity or annual installments. Plan participants also may receive in-service withdrawals in certain circumstances, as defined in the Plan.

(g)	Administrative Fees

As provided in the Plan document, administrative fees may be paid either by the Plan or the Company. The Company has historically paid most of the operating expenses for the Plan. The administrative fees paid by the Plan consist of loan fees, short term trading fees, mailing and other fees.

(h)	Revenue Credit Program

Effective July 31, 2013, the Plan was amended to provide for a revenue credit payable to the Plan by Fidelity Management Trust Company (the Trustee) in situations where recordkeeping revenue received by the Trustee in connection with Plan services exceeds agreed-upon compensation. The Plan may direct the Trustee to use such amounts to reimburse the Company for administrative expenses associated with the Plan or to pay third-party vendors directly. Provided that the balance of the available revenue credit account exceeds $1 per participant on average, the Plan may direct the Trustee, no more frequently than once per calendar quarter, to allocate the balances to eligible participant and beneficiary accounts; provided, however, that with respect to the last quarter of the Plan year, the full remaining balance in the revenue credit account (after the payment of Plan expenses and reimbursement of the Company for the payment of Plan expenses) will be allocated to eligible participant and beneficiary accounts, effective as of the last day of the Plan year, without

5	(Continued	)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

regard to any minimum required balance. The amount received for this credit was $1.4 million for the year ended December 31, 2014, of which $0.1 million was used to pay Plan administrative expenses and $1.3 million was allocated to participant and beneficiary accounts in accordance with the Plan amendment. The amount received for this credit was
$3.1 million for the year ended December 31, 2013, of which $0.1 million was used to pay Plan administrative expenses and $3.0 million was allocated to participant and beneficiary accounts in accordance with the Plan amendment

(i)	Plan Termination

The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2014, the Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants remain 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements were prepared under the accrual basis of accounting, except for benefit distributions, which are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments and Master Trust’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pools are based on quoted redemption values on the last business day of the Plan year. Shares of The Company’s common stock are valued at the closing market price on the last day of the Plan year.

The Unisys Interest Income Fund includes investments in synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions. As required by accounting rules, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income,

6	(Continued	)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the Unisys Interest Income Fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Unisys Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events that would limit the Plan’s availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2014 and 2013 ranged from 0.06% to 1.25% and 0.04% to 1.14% per annum, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are reset monthly or quarterly. The average yield on the contracts was 1.09% and 1.15% per annum for 2014 and 2013, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.

(3)	Investments

The Plan’s investments at December 31, 2014 and 2013 were held in trust with the Trustee.

The Plan had a greater than 99% interest in the Master Trust at December 31, 2014 and 2013. The remaining amounts in the Master Trust relating to the Unisys Puerto Rico Savings Plan are $29 thousand and $39 thousand respectively. The net assets of the Master Trust are as follows (in thousands):

	December 31
	2014	2013
Mutual funds:
Balanced	$702,810	729,722
Equity	507,992	485,593
Bonds	69,567	72,128
Money market	37,357	37,809
Common collective trusts	10,479	7,359
Unisys Common Stock Funds	47,731	58,629
Unisys Interest Income Fund (stated at fair value)	186,855	202,631

	$1,562,791	1,593,871

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UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Changes in the net assets of the Master Trust for the periods ended December 31, 2014 and 2013, are as follows:

	December 31
	2014	2013
	(In thousands)
Interest and dividends	$109,143	$56,170
(Depreciation) Appreciation of Mutual Funds	(20,749)	150,436
Appreciation in Common Collective Trusts	2,253	85
Appreciation of Unisys Common Stock Funds	(5,933)	31,127

Net increase before transfers	84,714	237,818

Transfers In	58,605	60,771
Transfers Out	(174,399)	(177,632)

Net (decrease) increase in net assets	(31,080)	120,957

Net Assets
Beginning of Year	1,593,871	1,472,914
End of Year	1,562,791	1,593,871

Investments that represent 5% or more of fair value of the Master Trust’s assets are as follows:

	December 31
	2014	2013
	(In thousands)
Fidelity Freedom K 2020 Fund	$319,293	$332,092
Unisys Interest Income Fund (stated at contract value)	186,855	200,341
Fidelity Freedom K 2030 Fund	149,979	147,976
Fidelity Contrafund - Class K	140,241	141,033
Fidelity Freedom K 2010 Fund	123,138	137,839
Fidelity Magellan Fund - Class K	118,802	110,414

8	(Continued	)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Investments that represent 5% or more of fair value of the Plan’s assets are as follows:

	December 31
	2014	2013
	(In thousands)
Investment in Master Trust	$1,562,762	$1,593,832

(4)	Fair Value Measurement

Accounting rules have established a fair value hierarchy that requires the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value and the types of Plan investments.

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Common Stock and Mutual Funds (excluding Money Market Fund)

These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Money Market Fund

These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active. The unit price is based on underlying fixed income investments which are generally high quality and liquid; however, they are reflected as Level 2 because inputs used to determine fair values are not quoted prices in an active market.

Common Collective Trusts

These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying real estate investments, which are traded on an active market.

Unisys Interest Income Fund

The Unisys Interest Income Fund invests in a diversified portfolio of short-term bonds and other fixed income securities. The Unisys Interest Income Fund also purchases third party wrap contracts that are designed to permit the fund to use contract value accounting to provide for the payment of participant directed withdrawals and exchanges at contract value under most circumstances. Investments in wrap

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UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

contracts are valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Underlying debt securities, including restricted securities are valued based on quotations received from dealers who make markets in such securities or by independent pricing services.

Level 3 – Unobservable inputs for the asset or liability.

The Plan has no Level 3 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the measurement date.

The following sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2014 (in thousands):

	Fair value	Level 1	Level 2	Level 3
Investments in the Master Trust

Mutual funds:
Balanced	$702,810	702,810	—	—
Equity	507,992	507,992	—	—
Bonds	69,567	69,567	—	—
Money market	37,357	—	37,357	—
Common collective trusts	10,479	—	10,479	—
Unisys Common Stock Funds	47,731	47,731	—	—
Unisys Interest Income Fund	186,855	—	186,855	—

Total Investments in the Master Trust	$1,562,791	1,328,100	234,691	—

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UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

The following sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2013 (in thousands):

	Fair value	Level 1	Level 2	Level 3
Investments in the Master Trust

Mutual funds:
Balanced	$729,722	729,722	—	—
Equity	485,593	485,593	—	—
Bonds	72,128	72,128	—	—
Money market	37,809	—	37,809	—
Common collective trusts	7,359	—	7,359	—
Unisys Common Stock Funds	58,629	58,629	—	—
Unisys Interest Income Fund	202,631	—	202,631	—

Total Investments in the Master Trust	$1,593,871	1,346,072	247,799	—

(5)	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated May 4, 2015, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation.

The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements. The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which is generally the three prior years.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market conditions, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Market volatility associated with certain investments held by the Plan could impact the value of investments after the date of these financial statements.

(7)	Related-Party Transactions

Certain Plan investments are shares of registered investment companies managed by Fidelity Management Research Company or one of its affiliates. The Master Trust also holds shares of Common Stock of the Company. At December 31, 2014 and 2013, the Master Trust held 1,612,036 and 1,735,488 shares of Unisys Common Stock in the Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

11	(Continued	)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(8)	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
	(In thousands)
Net assets available for benefits per the financial statements	$1,570,365	$1,600,019
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,549	2,290

Net assets available for benefits per the Form 5500	$1,571,914	$1,602,309

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	December 31,
	2014	2013
	(In thousands)
Net investment income per the financial statements	$85,136	$238,191
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,549	2,290
Reversal of prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,290)	(4,131)

Investment income per the Form 5500	$84,395	$236,350

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UNISYS CORPORATION SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	Cost	Current value
* Notes Receivable from Participants	Interest rates from 4.25% to 10.50% per annum with maturities from 2015 to 2029		8,557,159

* Party in interest

See accompanying Report of Independent Registered Public Accounting Firm.

13

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS SAVINGS PLAN
UNISYS CORPORATION
Date: June 26, 2015	By:	/s/ William Reinheimer
William Reinheimer
Principal Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm

15